SORSBY FINANCIAL CORP.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2020

PUBLIC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-48718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/2019 and ending 09/30/2020

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sorsby Financial Corp.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
676 N. Michigan Avenue, Suite 3605
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Charles C. Sorsby (312) 751-0469
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Davila Advisory, LLC
(Name – *if individual, state last, first, middle name*)

10135 Manchester Rd, Suite 206
(No. and Street)

St Louis	MO	63122
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Whitney A. Webster**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Sorsby Financial Corp., as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signed before me on Nov. 25, 2020

by Whitney A. Webster .


Signature


__Chief Executive Officer__
Title


Notary Public

LYNN M. RANEY
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 18041717
My Commission Expires 05-08-2022

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sorsby Financial Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sorsby Financial Corp., as of September 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sorsby Financial Corp. as of September 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sorsby Financial Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Sorsby Financial Corp.'s auditor since 2020.

Davila Advisory, LLC

Saint Louis, Missouri
November 25, 2020

T : (314) 965-9775   F : (314) 476-9660   W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

SORSBY FINANCIAL CORP.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

ASSETS

Cash	$ 55,213
Receivable from broker/dealer	37,079
Due from affiliate	24,337
Other assets	2,651
TOTAL ASSETS	**$ 119,280**

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$ 10,167
Note payable	20,832
Subordinated loans	288,100
Total Liabilities	$ 319,099

SHAREHOLDER'S EQUITY (DEFICIT)

Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 1,000 shares	$ 1,000
Additional paid-in capital	531,554
Retained earnings (deficit)	(732,373)
Total Shareholder's Equity (Deficit)	$(199,819)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)	$ 119,280

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Sorsby Financial Corp. (the "Company") was incorporated in Illinois on August 7, 1995. The Company is registered as a broker/dealer with the Securities and Exchange Commission and an investment advisor with the state of Illinois. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and rendering investment advice.

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the Unites States of America ("GAAP")

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations; the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue - Effective April 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method

SORSBY FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

PERIOD ENDED SEPTEMBER 30, 2020

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - continued

for adoption which did not result in a cumulative adjustment to retained earnings as of April 1, 2018.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership and management with Capital Conservation Corp. ("CCC") and Capital Preservation Fund L.P. ("CPF")

The Company entered into an agreement with CCC, effective February 1, 2013 and revised April 26, 2016, whereby CCC pays monthly required payments under the current occupancy lease in the Company's name and 40% is allocated to the Company. Email and phone expenses are paid by CCC and 40% is allocated to the Company. Salaries are paid by the Company, 60% of the employee is allocated back to CCC. For the year ended September 30, 2020, under the terms of this agreement, the Company allocated payroll expense of $103,500 to CCC and were allocated $36,407 of rent, email and phone expense from CCC. During the period ended September 30, 2020 the Company received $12,000 in cash, additionally CCC paid $85,678 of shared expenses before the allocation. At September 30, 2020 the amounts due from CCC was 24,337. The current occupancy lease is set to expire February 28, 2021 with future minimum lease payments of $6,375.

For the 18-month period ended Sept. 30, 2020, the Company earned $2,338 in commission revenue from securities transactions made on behalf of CPF.

Under an agreement held personally, the Company's sole shareholder provided communication services to the Company on a limited basis. For the 18-month period ended Sept. 30, 2020, the sole shareholder incurred $24,271 for these services.

SORSBY FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

PERIOD ENDED SEPTEMBER 30, 2020

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2020, the Company's net capital and required net capital were $82,125 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 37.75%.

NOTE 4 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the sole shareholder of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2017.

NOTE 5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at September 30, 2020, are as follows:

0% Interest	Expires September 30, 2025	$ 50,000
0% Interest	Expires December 31, 2025	98,100
0% Interest	Expires May 29, 2030	50,000
0% Interest	Expires June 30, 2030	90,000
	Total	$ 288,100

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated lender is the sole shareholder of the Company.

The Company received a PPP loan in May of 2020 in the Amount of $20,832 and has filed for the loan forgiveness under the current Small Business Administration procedures.

SORSBY FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

PERIOD ENDED SEPTEMBER 30, 2020

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer and is required to maintain a deposit of $36,206 in cash and/or government securities with the Clearing Broker/dealer to ensure the Company's performance under the agreement. The $36,206 is included in receivable from broker/dealer in the statement of financial condition.

NOTE 7 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Interest income - The Company earns interest income from client margin accounts and cash equivalents. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Commissions - The Company generates two types of commission revenue: sales-based commission revenue that is recognized on the settlement date, an industry standard, and trailing commission revenue that is recognized over time as earned. Sales-based

NOTE 7 - REVENUE FROM CONTRACTS WITH CUSTOMERS -continued

commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory fees - Advisory revenue represents fees charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice and acts as a custodian, providing brokerage and execution services on transactions, and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined.